SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: December 19, 2025

List of Materials

Documents attached hereto:

Sony Music Entertainment (Japan) and Sony Pictures Entertainment Announce the Signing of a Definitive Agreement for the Acquisition of Additional Equity Interest in Peanuts Holdings LLC

December 19, 2025

Sony Group Corporation

Sony Music Entertainment (Japan) and Sony Pictures Entertainment

Announce the Signing of a Definitive Agreement for the Acquisition of

Additional Equity Interest in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (“SMEJ”) and Sony Pictures Entertainment Inc. (“SPE”), wholly-owned subsidiaries of Sony Group Corporation (“Sony”), today announced that they have entered into a definitive agreement with WildBrain Ltd. (“WildBrain”), a publicly listed Canadian company, under which SMEJ and SPE together will indirectly acquire all of the approximately 41% equity interest indirectly held by WildBrain in Peanuts Holdings LLC (“Peanuts”). The total purchase price of this acquisition is 630 million Canadian dollars (approximately 460 million U.S. dollars*), subject to customary working capital and other adjustments. Following the completion of this transaction, together with SMEJ’s existing approximately 39% equity interest, SMEJ and SPE will indirectly own an 80% equity interest in Peanuts, and Peanuts will become a consolidated subsidiary of Sony. This transaction is subject to certain closing conditions, including regulatory approvals. For details, please refer to the attached press release.

Sony expects to record a remeasurement gain as operating income upon the completion of this transaction based on the fair value of SMEJ’s existing approximately 39% equity interest in Peanuts, and Sony is currently assessing the impact, including the amount of such gain and other factors, on its consolidated financial results.

* Reference figures calculated based on a rate of 1 Canadian dollar = 0.73 U.S. dollars

To all members of the press,

December 19, 2025

Sony Music Entertainment (Japan) Inc.

Sony Pictures Entertainment Inc.

WildBrain Ltd.

Signing of Definitive Agreement for the Acquisition

of a Stake in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (Headquarters: Chiyoda-ku, Tokyo, Japan; President and Group CEO: Shunsuke Muramatsu; “SMEJ”), Sony Pictures Entertainment Inc. (Headquarters: California, USA; President and CEO: Ravi Ahuja; “SPE”) and WildBrain Ltd. (formerly DHX Media Ltd.; Headquarters: Ontario, Canada; President and CEO: Josh Scherba; “WildBrain”) today announced that the three companies have signed a definitive agreement for SMEJ and SPE to indirectly acquire all of the approximately 41% stake ultimately held by WildBrain in Peanuts Holdings LLC. The closing of this transaction is subject to certain closing conditions, including regulatory approvals.

As a result of this transaction, SMEJ and SPE, together with SMEJ’s existing approximately 39% stake, will indirectly own 80% of Peanuts Holdings LLC, while the members of the family of Charles M. Schulz, the creator of “PEANUTS,” will continue to own the remaining 20%. The ownership of rights to “PEANUTS” and the management of its business continue to be handled by Peanuts Worldwide LLC (“PWW”), a wholly owned subsidiary of Peanuts Holdings LLC.

Peanuts Holdings LLC, including PWW, will become a consolidated subsidiary of the Sony Group. SMEJ will take the lead in managing Peanuts Holdings LLC in partnership with SPE.

Since acquiring an interest in Peanuts Holdings LLC in 2018, SMEJ, as an IP owner of “PEANUTS,” recognized as world-class IP, has focused on expanding the “PEANUTS” IP business and strengthening the brand, while maintaining and further building a positive relationship with the Schulz family. SMEJ aims to continue to use its expertise in the character business and the extensive network of the Sony Group to drive further growth of the “PEANUTS” IP business and enhance the brand’s value.

Comment from Shunsuke Muramatsu, President and Group CEO, Sony Music Entertainment (Japan)

“Since 2018, SMEJ has been proud to be part of the partnership behind ‘PEANUTS’, an iconic global entertainment brand with a 75-year legacy of delighting audiences worldwide. With this additional ownership stake, we are thrilled to be able to further elevate the value of the ‘PEANUTS’ brand by drawing on the Sony Group’s extensive global network and collective expertise. We are deeply committed to carrying forward the legacy of Charles Schulz and the Schulz family. Together with SPE, and backed by WildBrain’s continued partnership, we will continue to embrace new opportunities to ensure that ‘PEANUTS’ remains a relevant and beloved presence across generations—reaching new audiences and sharing the timeless charm of the ‘PEANUTS’ gang for years ahead.”

Comment from Ravi Ahuja, President and CEO, Sony Pictures Entertainment

“‘PEANUTS’ is enduring and iconic. We value the deep collaboration we have with our SMEJ colleagues and look forward to building on their meaningful partnership with WildBrain and the Schulz family. With our combined strengths, we have the unique capability and extraordinary opportunity to protect and shape the future of these beloved characters for generations to come.”

Comment from Josh Scherba, President and CEO, WildBrain

“Sony has been an excellent partner on the ‘PEANUTS’ brand for many years, and we’re confident that Charlie Brown, Snoopy and the gang are in good hands with them. We’d like to thank the Peanuts Worldwide team, as well as the Schulz family, for their incredible collaboration, and we look forward to working with them and Sony going forward to continue driving global success for ‘PEANUTS’.”

About “PEANUTS”

Charlie Brown, Snoopy and the rest of the “PEANUTS” gang were first introduced to the world by Charles M. Schulz on October 2, 1950, when the comic strip debuted in seven newspapers. Since then, Charlie Brown, Snoopy and the rest of the “PEANUTS” gang have made an incredible mark on popular culture. In addition to enjoying beloved “PEANUTS” shows and specials on Apple TV, fans of all ages celebrate the “PEANUTS” brand worldwide through thousands of consumer products, as well as amusement park attractions, cultural events, social events, social media, and comic strips available in all formats, from traditional to digital.

Official Website: https://www.peanuts.com/

About SMEJ

Company Name: Sony Music Entertainment (Japan) Inc.

Headquarters: Chiyoda-ku, Tokyo, Japan

Representative: President and Group CEO, Shunsuke Muramatsu

As the headquarters company for the Sony Music Group (Japan), Sony Music Entertainment (Japan) oversees and manages the operations of all group companies and develops various businesses as a comprehensive entertainment powerhouse. Our group is dedicated to unlocking new possibilities in entertainment with three business pillars: Artist & Music (A&M), Visual & Character (V&C), and Entertainment Solution (ES). A&M encompasses record label operations as well as the discovery, development, and management of artists. V&C focuses on the planning, production, and making of animation and game content, alongside the IP licensing business, which promotes characters like “PEANUTS”. ES operates a diverse portfolio of entertainment-related solution businesses, spanning live entertainment, merchandise and packaged products, and digital solutions.

Official Website: https://www.sme.co.jp/en/

About SPE

Company Name: Sony Pictures Entertainment Inc.

Headquarters: California, USA

Representative: President and CEO, Ravi Ahuja

Sony Pictures Entertainment (SPE) is a subsidiary of Tokyo-based Sony Group Corporation. SPE’s global operations encompass motion picture production, acquisition, and distribution; television production, acquisition, and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. Sony Pictures Television operates dozens of wholly-owned or joint-venture production companies around the world. SPE’s Motion Picture Group production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, 3000 Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films, Sony Pictures International Productions, and Sony Pictures Classics. For additional information, visit https://www.sonypictures.com/corp/divisions.html

Official Website: https://www.sonypictures.com/

About WildBrain

Company Name: WildBrain Ltd.

Headquarters: Ontario, Canada

Representative: President and CEO, Josh Scherba

WildBrain Ltd. is a leading kids’ and family entertainment company. Powered by expertise in franchise management—spanning Content Creation, Audience Engagement and Global Licensing—our mission is to cultivate and grow love for our own and partner brands through exceptional entertainment experiences. With a library of approximately 14,000 half-hours, our shows reach kids and families everywhere, including on our YouTube network, which has generated more than 1.7 trillion minutes of watch time. Our consumer products licensing arm, WildBrain CPLG, represents our own and partner brands in every major territory worldwide.

Official Website: https://www.wildbrain.com/

About Peanuts Worldwide LLC and Peanuts Holdings LLC

Peanuts Worldwide LLC (“PWW”) is responsible for the management and administration of the “PEANUTS” business, including intellectual property rights for beloved characters such as Charlie Brown and Snoopy. Its activities include brand management, oversight of licensing agreements, supervision of marketing initiatives, and certain agency functions. PWW is a wholly owned subsidiary of Peanuts Holdings LLC.

Advisors

For this transaction, Morgan Stanley & Co. LLC, together with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. are acting as financial advisors and Hogan Lovells US LLP is acting as legal advisor to Sony Music Entertainment (Japan) Inc. and Sony Pictures Entertainment Inc.

Similarly, Goldman Sachs is acting as exclusive financial advisor and Barnes & Thornburg LLP and Goodmans LLP are acting as co-legal advisors to WildBrain Ltd.

Related Press Releases: Completion of Acquisition of Stake in Peanuts Holdings LLC (July 24, 2018)

https://www.sme.co.jp/en/pressrelease/news/detail/NEWS001524.html

Usage of Visuals in Publication

Please include the following credit / copyright in publications using the included visuals.

©Peanuts Worldwide LLC